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18004876

SECURITIES A
Washington, ...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received

SEC FILE NUMBER
8-52394

WASH DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Watkins Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

722 West Shepard Lane Suite 103
(No. and Street)

FARMINGTON (City) UTAH (State) 84025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher M. Watkins 801-451-6367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hansen, Neal c/o Stayner Bates CPA's
(Name – *if individual, state last, first, middle name*)

510 South 200 West #200 (Address) Salt Lake City (City) Utah (State) 84101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Christopher M. Watkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watkins Financial Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC
LAUREL SUE NUNEZ
Commission No. 687691
Commission Expires
FEBRUARY 04, 2020
STATE OF UTAH

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2017

WATKINS FINANCIAL SERVICES, INC.

CONTENTS

STAYNERBATES
Certified Public Accountants + Business Advisors

Stayner Bates P.C.
510 S 200 W Suite 200
Salt Lake City, Utah 84101
801 531 9100
Fax: 801 531 9147
stayner.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owners of
Watkins Financial Services, Inc.
Farmington, Utah

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Watkins Financial Services, Inc. as of December 31, 2017, the related statements of income (loss), changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Watkins Financial Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Watkins Financial Services, Inc.'s management. Our responsibility is to express an opinion on Watkins Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Watkins Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information, including Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Watkins Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Watkins Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stayner Bates P.C.

Stayner Bates P.C.
We have served as auditor of Watkins Financial Services, Inc. since 2009
Salt Lake City, UT
February 19, 2018

Watkins Financial Services, Inc.
Balance Sheet
December 31, 2017

ASSETS

Current Assets:		
Cash	$	12,526
Receivables from customers		19,567
Total Current Assets		32,093
Total Assets	$	32,093

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	3,271
Accrued liabilities		4,000
Total Current Liabilities		7,271
Total Liabilities		7,271
Stockholders' Equity:		
Common stock - $ 0.10 par value; 1,000 authorized shares, 1,000 shares issued and outstanding		100
Additional paid-in capital		38,900
Retained deficit		(14,178)
Total Stockholders' Equity		24,822
Total Liabilities and Stockholders' Equity	$	32,093

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Operations
For the Year Ended December 31, 2017

Revenues - commissions	$	241,930
Expenses		
Officer concessions		197,000
Other general and administrative		44,356
Total Expenses		241,356
Net Income	$	574

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Stockholders' Equity
For the Year Ended December 31, 2017

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2017	1,000	$ 100	$ 38,900	$ (14,752)	$ 24,248
Net income	-	-	-	574	574
Balance, December 31, 2017	1,000	$ 100	$ 38,900	$ (14,178)	$ 24,822

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash Flows From Operating Activities:		
Net income	$	574
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in assets and liabilities:		
Accounts receivable		(10,878)
Accounts payable		1,809
Accrued liabilities		4,000
Net Cash Used in Operating Activities		(4,495)
Cash Flows From Investing Activities:		-
Cash Flows From Financing Activities:		-
Net decrease in cash		(4,495)
Cash, beginning of year		17,021
Cash, end of year	$	12,526
Supplemental Cash Flow Information		
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements

1. Nature of Operations

Watkins Financial Services, Inc. (the "Company") was incorporated in the State of Utah on January 7, 2000, for the purpose of operating a broker dealer business. All issued shares of the Company's common stock are held by one shareholder (the shareholder).

2. Summary of Significant Accounting Policies

The Company's accounting policies reflect practices of the financial services industry and conform to generally accepted accounting principles. The following policies are considered to be significant:

Basis of presentation

The financial statements and accompanying notes have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has elected a December 31 year-end.

Revenue and cost recognition

Revenues are recognized as follows:

- *Commissions*: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.
- *Securities Transactions*: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

2. Summary of Significant Accounting Policies (Continued)

Income taxes

The Company has elected, with the consent of its shareholder, to be taxed as an "S" corporation under the Internal Revenue Service Code Section 1362. An "S" Corporation does not generally pay income taxes, but instead, its shareholders are taxed on the Company's income. Therefore these statements will not include any provision for corporate income tax.

The Company's Forms 1120S, *U.S. Income Tax Return for an S Corporation*, for the years ending December 31, 2017, December 31, 2016, December 31, 2015, and December 31, 2014 are subject to examination by the IRS and state tax agencies, generally for three years after they are filed. Generally accepted accounting principles require tax effects from an uncertain tax position to be recognized in the financial statement only if the position is more likely than not to be sustained if the position were to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the more likely than not threshold, the largest amount of tax benefit that is greater than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded. Management has evaluated the tax positions reflected in the Company's tax filings and does not believe that any material uncertain tax positions exist.

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables from customers

The Company's accounts receivable are generally short-term in nature; thus, the Company does not accrue finance or interest charges. Accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition. Management has evaluated the accounts and believes they are all collectible at December 31, 2017. No allowance for uncollectible accounts has been provided.

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred. Advertising expense was $0 for the year ended December 31, 2017.

Fair value of financial instruments

The fair value of financial instruments including cash, contracts receivable, accounts payable, and notes payable approximate book values at December 31, 2017.

2. Summary of Significant Accounting Policies (Continued)

Concentrations of credit risk

The Company provides consulting and brokerage services to corporations, pension and retirement funds, and individuals in the United States. Substantially all revenues and receivables relate to providing services to these entities and individuals.

Although the Company is directly affected by the economy, management does not believe significant credit risk exists at December 31, 2017.

Cash is comprised of cash on deposit in the bank. The Company's bank deposits are held in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") to certain levels. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets. As of December 31, 2017, the Company did not have any amount in excess of the FDIC coverage.

Recent accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), which creates ASC Topic 606, *Revenue from Contracts with Customers*, and supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, ASU 2014-09 supersedes the cost guidance in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts, and creates new Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers. In summary, the core principle of Topic 606 is to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Companies are allowed to select between two transition methods: (1) a full retrospective transition method with the application of the new guidance to each prior reporting period presented, or (2) a retrospective transition method that recognizes the cumulative effect on prior periods at the date of adoption together with additional footnote disclosures. In addition, during 2016 the FASB has issued ASU 2016-08, ASU 2016-10 and ASU 2016-12, all of which clarify certain implementation guidance within ASU 2014-09, and ASU 2016-11, which rescinds certain SEC guidance within the ASC effective upon an entity's adoption of ASU 2014-09. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2018, including interim periods with annual reporting periods beginning after December 15, 2019. Therefore the amendments in ASU 2014-09 will become effective for us as of the beginning of our 2019 fiscal year. We are currently evaluating the impact that the adoption of ASU 2014-09 will have on our financial statements and have not made any decision on the method of adoption.

Recent accounting pronouncements (Continued)

In February 2016, the FASB issued ASU No. 2016-02, *Leases*, which requires an entity to recognize the rights and obligations resulting from leases as lease assets and lease liabilities on the balance sheet, including leases previously recorded and classified as operating leases. Pursuant to this new guidance, a lessee should recognize in the balance sheet a liability to make lease payments (lease liability) and a right-of-use assets (lease asset) representing its right to use the underlying asset for the lease term, initially measured at the present value of the lease payments. This new standard is effective for the Company for the year ended December 31, 2020, with early application permitted, using a modified retrospective approach. The Company is currently evaluating the impact of the pending adoption of ASU 2016-02 on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments*. This standard clarifies how certain cash receipts and cash payments should be classified on the statement of cash flows. The standard is effective for interim and annual reporting periods beginning after December 15, 2017, although early adoption is permitted. The Company currently intends to adopt this standard on January 1, 2018 and is currently evaluating the impact of adoption on its financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) did not or are not believed to have a material impact on our present or future financial statements.

3. Related Party Transactions

The Company provides services for individuals and entities that are related to the shareholder of the Company. The Company had $185,800, or 77% of its revenue, from these individuals and entities for the year ended December 31, 2017.

4. Fair Value of Financial Instruments

None of the Company's financial instruments are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2017 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2017, the Company had net capital of $24,822, which was $19,822 in excess of its required net capital of $5,000.

6. Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

7. SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2017, because the Company's SIPC Net Operating Revenues are under $500,000.

8. Subsequent Events

The Company has evaluated subsequent events through February 19, 2018, the date which the financial statements were available to be issued, and noted no material subsequent events that would require adjustment to or disclosure in these financial statements as of December 31, 2017.

Watkins Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2017

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	24,822
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	486
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	19,822
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$	24,095
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	7,271
Percentage of aggregate indebtedness to net capital		29%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	24,822
Audit Adjustments		-
NET CAPITAL PER AUDIT REPORT	$	24,822

Watkins Financial Services, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)
December 31, 2017

A computation of reserve requirement is not applicable to Watkins Financial Service, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Watkins Financial Services, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption)
December 31, 2017

Information relating to possession or control requirements is not applicable to Watkins Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

February 19, 2018

Stayner Bates & Jensen
510 South 200 West Suite 200
Salt Lake City, UT 84101

Attention: Neal Hansen, CPA

Re: SEC Rule 17a-5(d)(4) Exemption Report

Dear Mr. Hansen,

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to rule 15c3-3 (k) (2) (ii) the company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transaction between the broker or dealer and its customers through one or more bank accounts, each to be designated as "special Account for the Exclusive Benefit of Customers of Watkins Financial Services, Inc."

Watkins Financial Services met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 01, 2017 to December 31, 2017.

Sincerely,

Christopher M. Watkins
President
Watkins Financial Services